FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Press Release dated May 6, 2009: Æterna Zentaris Reports First Quarter 2009 Financial and Operating Results

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

Press Release
For immediate release

Æterna Zentaris Reports First Quarter 2009 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, May 6, 2009 – Æterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (“the Company”), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results as at and for the three months ended March 31, 2009.

First Quarter 2009 Highlight

Signing of partnership with sanofi-aventis for cetrorelix in benign prostatic hyperplasia (“BPH”) for the U.S. market:

•                  Initial $30 million upfront payment to the Company;

•                  Up to $135 million in additional payments upon achieving certain pre-established regulatory and commercial milestones;

•                  Escalating double-digit royalties on future net sales of cetrorelix for BPH in the U.S.;

•                  Sanofi-aventis responsible for the commercialization and booking of sales in the U.S.;

•                  The Company retained certain rights to co-promote cetrorelix for BPH in the U.S.

Juergen Engel, Ph.D., Æterna Zentaris’ President and Chief Executive Officer commented, “The first quarter of 2009 was marked by the signing of a major agreement with sanofi-aventis for the development, registration and marketing of our lead compound, cetrorelix, in BPH for the United States market. The agreement is an important milestone in our quest to bring cetrorelix to market, provide millions of men with a novel treatment for BPH and generate significant long-term revenue for the Company. We expect to disclose results of our Phase 3 program with cetrorelix in BPH over the next few months as we continue to evaluate other strategic partnerships for this compound. Furthermore, we will push forward our promising drug candidates in oncology, such as AEZS-108 and AEZS-112, while in collaboration with our partners, we expect to move perifosine and ozarelix to the final development stages.”

Dennis Turpin, Senior Vice President and Chief Financial Officer of Æterna Zentaris added, “The recent partnership with sanofi-aventis has further strengthened our financial position. We are now well poised to continue to advance our lead compounds in endocrinology and oncology.”

CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009

Consolidated revenues were $6.1 million for the three-month period ended March 31, 2009, compared to $9.7 million for the same period in 2008. The decrease is related to lower royalty revenues having been recognized in the first quarter of 2009. The comparative decrease is also attributable to euro to US dollar exchange rate fluctuations, given the comparative strengthening of the US dollar in the first quarter of 2009 vis-à-vis the euro.

Consolidated selling, general and administrative expenses were $3.6 million for the three-month period ended March 31, 2009, compared to $4.4 million for the same period in 2008. This decrease is primarily related to comparative euro to US dollar exchange rate fluctuations, given the comparative strengthening of the US dollar in the first quarter of 2009 vis-à-vis the euro, as well as to continuing cost-saving measures that were implemented beginning in the second quarter of 2008.

Consolidated R&D costs, net of tax credits and grants, were $11.4 million for the three-month period ended March 31, 2009, compared to $13.7 million for the same period in 2008. The comparative decrease in net R&D costs is largely attributable to euro to US dollar exchange rate fluctuations.

Consolidated net loss was $12.4 million, or $0.23 per basic and diluted share, for the three-month period ended March 31, 2009, compared to $10.9 million, or $0.20 per basic and diluted share, for the same period in 2008. This increase is mainly related to lower foreign exchange gains recorded in the three-month period ended March 31, 2009, compared to the same period in 2008. The increase is also related to a gain recorded in the three-month period ended March 31, 2008 on the disposal of Impavido®, partially offset by the reduction in loss from operations in the three-month period ended March 31, 2009.

Consolidated cash, cash equivalents and short-term investments were $62.5 million as at March 31, 2009.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 3:30 p.m. Eastern Time today, Wednesday, May 6, 2009, to discuss first quarter 2009 results. Individuals interested in participating in the live conference call by telephone may dial 416-644-3422, 514-807-8791 or 800-587-1893, or may listen through the Internet at www.aezsinc.com. A replay will be available on the Company’s website for 30 days following the live event.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements, and we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested to do so by a governmental authority or applicable law.

Investor Relations	Media Relations
Ginette Vallières	Paul Burroughs
Investor Relations Coordinator	Director of Communications
(418) 652-8525 ext. 265	(418) 652-8525 ext. 406
gvallieres@aezsinc.com	pburroughs@aezsinc.com

Attachment: Financial summary

Quarterly Consolidated Statements of Loss (unaudited)

	Quarters ended March 31,
(in thousands, except per share data)	2009	2008
	$	$
Revenues
Sales and royalties	4,971	7,942
License fees and other	1,140	1,806
	6,111	9,748
Operating expenses
Cost of sales	3,694	4,604
Research and development costs, net of tax credits and grants	11,437	13,689
Selling, general and administrative	3,554	4,404
Depreciation and amortization
Property, plant and equipment	311	369
Intangible assets	557	840
	19,553	23,906
Loss from operations	(13,442)	(14,158)
Other income (expenses)
Interest income	156	277
Interest expense	(2)	(15)
Foreign exchange gain	900	2,255
Gain on disposal of long-lived assets held for sale	—	775
	1,054	3,292
Net loss for the period	(12,388)	(10,866)
Net loss per share
Basic and diluted	(0.23)	(0.20)
Weighted average number of shares
Basic and diluted	53,187,470	53,187,470

Consolidated Balance Sheet Information (unaudited)

(in thousands)	As at March 31, 2009	As at December 31, 2008
	$	$

Cash and cash equivalents	61,994	49,226
Short-term investments	477	493
Accounts receivable and other current assets	11,008	12,005
Property, plant and equipment	6,345	6,682
Other long-term assets	39,207	39,936
Total assets	119,031	108,342

Accounts payable and other current liabilities	25,990	22,121
Current portion of long-term payable	48	49
Long-term payable	143	172
Non-financial long-term liabilities	85,000	64,525
Total liabilities	111,181	86,867
Shareholders’ equity	7,850	21,475
Total liabilities and shareholders’ equity	119,031	108,342

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date:	May 6, 2009	By:	/s/Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer